Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

CUIT: 30-70496280-7

April 30, 2014

Buenos Aires

To the Comisión Nacional de Valores (National Securities Commission)

Ref.: Grupo Financiero Galicia S.A. - Notice of payment corresponding to Class IV Notes

We hereby inform you that on April 30, 2014 Grupo Financiero Galicia S.A. intends to make the second payment in respect of its Class IV Notes issued under its Global Program for the issuance of short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$100,000,000 or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: 25 de Mayo Street, Buenos Aires, Argentina.

Paying Agent: Caja de Valores S.A.

Initial Payment Date: May 12, 2014.

Item: Payment of interest corresponding to the period starting on November 11, 2013 and ending on May 11, 2014 (inclusive).

Applicable Interest Rate: Class IV Notes accrue BADLAR (23.0487288%) + 3.49% interest.

Amount of Interest: The applicable interest rate for the period described above is 26.5387288% and the amount of interest payable is Ps. 28,952,662.50.

ISIN N°: ARGFGA050122.

Common Code: 50122.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in that certain Pricing Supplement dated April 30, 2014.

Yours faithfully,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney-in-fact